UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2010

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

(707) 935-3200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

On June 16, 2010, Sonoma Valley Bancorp (the "Company") held its 2010 Annual Meeting of Shareholders. At the Annual Meeting, there were 1,879,285 shares of common stock represented to vote either in person or by proxy, or 80.77% of the outstanding shares of common stock, which represented a quorum. The final results of the voting for each matter submitted to a vote of shareholders at the Annual Meeting were as follows:

Proposal No. 1: Suzanne Brangham, Dale T. Downing, Robert B. Hitchcock, Robert J. Nicholas, Valerie Pistole and Mel Switzer, Jr. were elected to serve as directors and will serve until the 2011 Annual Meeting of Shareholders and until their successors are elected and qualified. The voting for each director was as follows:

	Number of Shares		
	For	Withheld	Broker Non-Votes
Suzanne Brangham	1,065,898	269,038	544,349
Dale T. Downing	1,084,682	250,254	544,349
Robert B. Hitchcock	1,077,941	256,995	544,349
Robert J. Nicholas	1,074,786	260,150	544,349
Valerie Pistole	1,093,232	241,704	544,349
Mel Switzer, Jr.	1,033,505	301,431	544,349

Proposal No. 2: Approval of the amendment to Article III of the Company's Articles of Incorporation to increase the existing number of the authorized shares of the Company's common stock from 10,000,000 to 20,000,000.

For	Against	Abstain	Broker Non-Votes
1,534,245	277,946	67,092	0

Proposal No. 3: Ratification of Richardson and Co., certified public accountants, as the Company's independent auditors for the fiscal year ending December 31, 2010.

For	Against	Abstain	Broker Non-Votes
1,648,102	149,345	81,833	0

Proposal No. 4: The non-binding resolution approving the compensation of the Company's executive officers.

For	Against	Abstain	Broker Non-Votes
1,428,646	397,017	53,619	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: June 18, 2010   /s/Mary Dieter Smith
                                          Mary Dieter Smith,
                                          Chief Financial Officer
                                          (Principal Finance and Accounting Officer)